Offer clients guaranteed lifetime income, a level of protection, and growth opportunities with Shield Level Pay Plus annuities

A strong retirement portfolio can include multiple income sources. More than that, it may include an income stream that can be relied on – no matter how the market behaves. Brighthouse Shield Level Pay Plus Annuities are designed to help your clients meet the need for reliable retirement income.

Permanent source of retirement income
Clients can enjoy guaranteed lifetime income with the opportunity to increase their withdrawal rate the longer they wait to begin payments.[1]

Protection with growth opportunities
With a Shield Level Pay Plus annuity, balance is built in by combining a level of downside protection with opportunities to participate in market growth.[2]

Priced to maximize investment
Put more of your clients' money to work with a lower fee than some traditional variable annuities that have an income rider.

For more information, contact me or visit **brighthousefinancialpro.com**

For Financial Professional Use Only. Not For Public Distribution.

[1] Early or excess withdrawals may affect the amount or ability to receive lifetime income. All guarantees are subject to the claims-paying ability and financial strength of the issuing insurance company. If the account value reduces to zero due to a non-excess withdrawal, or if there are insufficient funds to deduct the rider charge, lifetime income payments will be calculated using the applicable lifetime guarantee rate. If the account value is reduced to zero due to early or excess withdrawals, lifetime income payments will not be received.

[2] Brighthouse Shield Level Pay Plus Annuities are index-linked annuities, which means they track the performance of one or more market indices and do not invest directly in the markets.

This is not an offering of any securities for sale in New York. This communication refers to Brighthouse Shield Level Pay Plus® Annuity and Brighthouse Shield Level Pay Plus® Advisory Annuity, collectively referred to as "Shield Level Pay Plus® annuities," which are part of the Shield annuity suite of single premium deferred annuity products, collectively referred to as "Shield® Level annuities" or "Shield® annuities." These products are index-linked annuities issued by, and product guarantees are solely the responsibility of, Brighthouse Life Insurance Company, Charlotte, NC 28277, on Policy Form L-22494 (09/12)-AV ("Brighthouse Financial"). Shield Level Pay Plus annuities are distributed by Brighthouse Securities, LLC (member FINRA). All are Brighthouse Financial affiliated companies. Shield Level Pay Plus annuities have charges, termination provisions, and terms for keeping them in force. Please contact a financial professional for complete details. Product availability and features may vary by state or firm. These products are not available in New York.

Shield Level Pay Plus annuities are registered with the SEC. Before you invest, you should read the prospectus in the registration statement and other documents Brighthouse Life Insurance Company has filed for more complete information about the company the product. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. You may also request a prospectus from your financial professional or directly from Brighthouse Financial at (888) 243-1932 or brighthousefinancial.com.

Brighthouse Financial® and its design are registered trademarks of Brighthouse Financial, Inc. and/or its affiliates.

• Not a Deposit • Not FDIC Insured • Not Insured by Any Federal Government Agency
• Not Guaranteed by Any Bank or Credit Union • May Lose Value

Brighthouse FINANCIAL® | Build for what's ahead®

Brighthouse Life Insurance Company
11225 North Community House Road
Charlotte, NC 28277
brighthousefinancial.com

2307 BDRM1222131-1
4729475.1[06/28/2024]

For Financial Professional Use Only. Not For Public Distribution.